UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated May 9, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	May 9, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

NEW MODELS DRIVE JAGUAR LAND ROVER GROWTH IN APRIL

	April 2018	Change year-on-year	Jan-Apr 2018	Change year-on-year

Jaguar Land Rover	45,180	11.9%	217,889	(0.9)%
Jaguar	13,289	8.0%	63,220	(4.6)%
Land Rover	31,891	13.6%	154,669	0.7%

 Whitley, UK, 9 May, 2018: Jaguar Land Rover, the UK's largest automotive manufacturer, today reported total retail sales of 45,180 vehicles in April 2018, up 11.9% year-on-year. Sales were primarily driven by the introduction of new models including the Range Rover Velar (winner of the 2018 World Car Design of the Year award), Land Rover Discovery and the Jaguar E-PACE.

Retail sales for April were up significantly year-on-year in China (28.9%), the UK (25.9%), Overseas markets (21.3%) and North America (2.5%) but down in Europe (-10.2%), with continuing uncertainty over diesel in the UK and Europe.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said: "Retail sales in April reflect strong interest in our new models. Jaguar sales have been further boosted by the introduction of the exciting E-PACE compact SUV. There is also high demand for the new Jaguar I-PACE, the first all-electric performance SUV."

"In the month of its 70th anniversary, strong Land Rover retail sales were assisted by the completely refreshed Range Rover and Range Rover Sport lineup, including our plug-in hybrid option. Demand for the Range Rover Velar, the freshly crowned world car design of the year 2018, remains buoyant.

"It's pleasing to see a marked improvement in the UK. This is mainly due to two all-new models now being on the market but also an artificially low April 2017 caused by taxation changes. The legislative uncertainty around diesel and the resulting lower demand in the UK and Europe continue to have a negative impact on our business."

Jaguar retail sales were 13,289 vehicles in April, up 8.0% on April last year, thanks to the introduction of the E-PACE and supported by sales of the new long-wheelbase XEL from the company's joint venture in China. This success was partially offset by lower sales of the- F-PACE and other models. The Jaguar I-PACE is now available to order with retail deliveries expected to begin this summer.

Land Rover retailed 31,891 vehicles in April, up 13.6% year on year. This was led by the introduction of the Velar and the new Discovery, partially offset by lower sales of the Evoque and Discovery Sport. Sales of the refreshed Range Rover and Range Rover Sport (including PHEVs) are still ramping up.

Jaguar Land Rover total retail sales for the calendar year-to-date were 217,889, down slightly year-on-year (-0.9%) reflecting the lower year-on-year retails in the first quarter (January-March 2018), primarily in UK and Europe.

ENDS.

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

We employ more than 43,000 people globally and support around 240,000 more through our dealerships, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017 Jaguar Land Rover sold 621,109 vehicles in 130 countries, with more than 80 per cent of our vehicles being sold abroad.

Our innovation is continuous: we spent more than £ 4 billion last year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Natasha Kaur; M: +44 (0) 7469 021100; E: nkaur6@jaquarlandrover.com

Joan Chesney; M: +44(0) 7467 448229; E: jchesney@jaguarlandrover.com

About Tata Motors

Tata Motors Limited, a USD 42 billion is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.